Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is the text of a message sent via e-mail by Jennifer Lee, Director of Corporate Development of iManage, Inc., to iManage employees on September 2, 2003 regarding the early termination of the waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage.

From: Jennifer Lee

Sent: Tuesday, September 2, 2003 3:55 PM

To: {iManage—All}

Subject: Today iManage and Interwoven announce that the proposed merger has received HSR clearance

To all iManage employees,

Today, iManage and Interwoven announced that on August 29, 2003, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart Scott-Rodino (HSR) Act for the proposed merger of Interwoven and iManage.

As most of you know, receiving HSR clearance is another key milestone event for both companies as we continue to work towards closing this transaction. We continue to expect that this transaction will close during the fourth quarter of 2003. For Interwoven and iManage to complete the merger, among other things, Interwoven stockholders must vote to approve the issuance of shares of Interwoven common stock in connection with the merger, and iManage stockholders must approve and adopt the merger agreement and approve the merger.

A copy of the press release is attached and a link is also posted below. Additionally, we will be reviewing this situation in more detail this week during our weekly communications sessions. And as always, please don’t hesitate to call me if you have any questions.

Best,

Jenn

http://biz.yahoo.com/prnews/030902/sftu103_1.html

<http://biz.yahoo.com/prnews/030902/sftu103_1.html>

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT:

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and securityholders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of timing of closing and stockholder approval are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause Interwoven’s and iManage’s respective actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to Interwoven’s most recent reports on Forms 10-K and 10-Q filed with the SEC on March 25, 2003 and August 13, 2003, and iManage’s Forms 10-K, 10-Q and 10-Q/A filed with the SEC on March 26, 2003, August 8, 2003 and August 11, 2003, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements on this release.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov <http://www.sec.gov>.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The e-mail message which is the subject of this filing contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of timing of closing and stockholder approval are forward-looking statements. Risks, uncertainties and assumptions that could cause actual results to differ materially include, without limitation, the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the stockholders of Interwoven might not approve the issuance of shares of Interwoven common stock in connection with the merger or that iManage stockholders might not approve and adopt the merger agreement and approve the merger; and other risks that are described in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in the e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.